February 12, 2009

Via Facsimile

Suzanne Hayes, Esq.
Nandini Acharya, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Cellegy Pharmaceuticals, Inc. Registration Statement on Form S-4/A File No. 333-155322

Dear Ms. Hayes and Ms. Acharya:

Pursuant to my telephone conversation with Ms. Hayes this morning, on behalf of Cellegy Pharmaceuticals, Inc., attached is proposed additional language that Cellegy proposes to include in an Amendment No. 3 to the above-referenced registration statement.  Please feel to contact me at (916) 558-6110, to discuss the proposed additions.  Thank you for your consideration.

Very truly yours,

/s/ C. Kevin Kelso
C. Kevin Kelso

Rider 29A

Some of Adamis Labs’ products which have been registered with the FDA are marketed without an approved new drug application or abbreviated new drug application.  The FDA could at some future date seek to prevent marketing of these products, require that such products be marketed only after submission and approval of drug applications, or take other action against Adamis with respect to these products.

Several of Adamis Labs’ products, including AeroHist Caplets, AeroHist Plus Caplets, AeroKid Oral Liquid and AeroOtic HC Ear Drops, were not the subject of a new drug application or abbreviated new drug application and have not been approved for marketing by the FDA.  These products have been marketed for many years and, Adamis believes, are similarly situated to products marketed by many companies that are marketed without an approved new drug application or abbreviated new drug application.  The products are registered with the FDA [in the National Drug Code Directory].  In June 2006, the FDA issued a Compliance Policy Guide for Marketed Unapproved Drugs, which addressed some of the considerations utilized by the FDA in exercising its discretion with respect to products marketed without FDA approval.  The guide does not establish legally enforceable responsibilities on the FDA and generally only represents the agency’s current thinking on a topic.  The guide emphasizes that any product that is being marketed without required FDA approvals is subject to FDA enforcement action at any time.  If the FDA were to issue a Federal Register Notice outlining revised conditions for marketing, which could include calling for the submission of an application for products such as Adamis’ cough/cold products, then Adamis would take appropriate action so as to be in compliance with any such policies.  The FDA might also require clinical trials in support of any such applications, and Adamis would need to evaluate its alternatives in light of the costs require to conduct such trials, which could be substantial, compared to the economic benefit to Adamis from such products.  The FDA could also exercise its discretion to proceed against Adamis and/or other companies that market similar products without an FDA approval and seek to require immediate withdrawal of the products from the market, prohibit Adamis from marketing these products without first conducting required trials and obtaining approvals, or to impose other penalties on Adamis.  Such actions could have a material adverse effect on Adamis’ and the combined company’s business, financial condition and results of operations.

Rider 77A

The Prelone product is the subject of an ANDA approval from the FDA.  As Adamis believes is common with many drug products, the Prelone product is manufactured by a third party manufacturer which holds the ANDA approval relating to the product.  Adamis owns the trademark and intellectual property rights relating to the product and has the right to distribute the product.

Rider 94A

Adamis Labs Products

Several of Adamis Labs’ products, including AeroHist Caplets, AeroHist Plus Caplets, AeroKid Oral Liquid and AeroOtic HC Ear Drops, were not the subject of a new drug application or abbreviated new drug application and have not been approved for marketing by the FDA.  These products have been marketed for many years and, Adamis believes, are similarly situated to products marketed by many companies that are marketed without an approved new drug application or abbreviated new drug application.  The products are registered with the FDA [in the National Drug Code Directory].  In June 2006, the FDA issued a Compliance Policy Guide for Marketed Unapproved Drugs, which addressed some of the considerations utilized by the FDA in exercising its discretion with respect to products marketed without FDA approval.  The guide does not establish legally enforceable responsibilities on the FDA and generally only represents the agency’s current thinking on a topic.  The guide emphasizes that any product that is being marketed without required FDA approvals is subject to FDA enforcement action at any time.  If the FDA were to issue a Federal Register Notice outlining revised conditions for marketing, which could include calling for the submission of an application for products such as Adamis’ cough/cold products, then Adamis would take appropriate action so as to be in compliance with any such policies.  The FDA might also require clinical trials in support of any such applications, and Adamis would need to evaluate its alternatives in light of the costs require to conduct such trials, which could be substantial, compared to the economic benefit to Adamis from such products.  The FDA could also exercise its discretion to proceed against Adamis and/or other companies that market similar products without an FDA approval and seek to require immediate withdrawal of the products from the market, prohibit Adamis from marketing these products without first conducting required trials and obtaining approvals, or to impose other penalties on Adamis.  Such actions could have a material adverse effect on Adamis’ and the combined company’s business, financial condition and results of operations.

The Prelone product is the subject of an ANDA approval from the FDA.  As Adamis believes is common with many drug products, the Prelone product is manufactured by a third party manufacturer which holds the ANDA approval relating to the product.  Adamis owns the trademark and intellectual property rights relating to the product and has the right to distribute the product.